Contact

www.linkedin.com/in/roma-f-823068292 (LinkedIn)

Top Skills

Start-up Ventures

Blueprint Reading

3D Modeling

Roma F

DOMKA. Affordable Housing, Unlimited Possibilities

United States

Summary

I don't follow the path; I create it. As a serial entrepreneur, my journey resembles a thrilling rollercoaster, and I wouldn't have it any other way. I'm in the business of turning dreams into reality, one venture at a time.

I've ignited startups from sparks of innovation, orchestrated successful exits, and danced with failure under the spotlight of resilience. My canvas is the business world, and I paint with a palette of passion, innovation, and relentless determination.

Join me on this entrepreneurial odyssey. Let's craft the next chapter of innovation, disrupt industries, and build empires. Together, we'll write a story that leaves a legacy. Connect with me and be part of this extraordinary journey.

Experience

DOMKA

Co-Founder

May 2023 - Present (8 months)

Product Design: Lead the design process for tiny homes, including layout, materials, and overall aesthetics, ensuring that they meet quality and safety standards.

Innovation: Stay updated with the latest construction and sustainable technology trends to introduce new features and designs into tiny homes.

Team Leadership: Manage a team of engineers, architects, and designers, providing guidance, setting goals, and fostering a collaborative work environment.

Quality Control: Implement quality control processes to maintain consistent quality standards across all tiny home units.

Compliance: Ensure that tiny homes meet local building codes, safety regulations, and other legal requirements in various locations.

Material Selection: Choose appropriate materials, taking into account cost, durability, and sustainability, for use in the construction of tiny homes.

Cost Management: Manage project budgets, controlling costs while maintaining quality and design integrity.

Sustainability: Incorporate sustainable building practices and materials into the design and construction of tiny homes, considering environmental impact.

Efficiency: Optimize manufacturing processes and workflows to increase production efficiency and reduce waste.

Research and Development: Invest in research and development to create new designs, construction methods, and features that set your tiny homes apart in the market.

Vendor and Supplier Relations: Maintain relationships with suppliers and negotiate contracts for materials and components.

Project Management: Oversee multiple construction projects simultaneously, ensuring that they are completed on time and within budget.

Testing and Prototyping: Conduct tests and prototypes to validate designs and identify potential areas for improvement.

Documentation: Maintain comprehensive documentation of design specifications, blueprints, and construction processes.

Freight brokerage
Co-Founder
November 2019 - April 2023 (3 years 6 months)
Chicago, Illinois, United States

Business Strategy: Develop the company's strategic vision, mission, and long-term goals. Determine the direction and growth path of the brokerage.

Operations Management: Oversee day-to-day operations, including load booking, carrier relations, and customer service, to ensure efficient and smooth freight movement.

Technology Implementation: Implement and manage transportation management systems (TMS) and other technology solutions to optimize operations, track shipments, and enhance efficiency.

Sales and Business Development: Lead efforts to acquire new clients and establish relationships with shippers and carriers. Develop sales strategies and goals to drive business growth.

Financial Management: Manage the company's finances, including budgeting, cash flow, and profitability. Monitor expenses and revenue to ensure financial health.

Regulatory Compliance: Stay up-to-date with industry regulations and ensure the brokerage's operations comply with all legal requirements.

Risk Management: Identify and mitigate risks in the supply chain, such as liability issues and cargo damage, through proper insurance and risk management practices.

Contract Negotiation: Negotiate contracts with shippers, carriers, and suppliers to secure favorable terms and pricing.

Team Building: Build and lead a team, recruiting and training employees, and fostering a positive work culture.

Customer Service: Ensure high-quality customer service to both shippers and carriers, addressing any issues and maintaining strong client relationships.

Market Research: Keep abreast of industry trends, market conditions, and competitive landscape to make informed decisions.

Marketing and Branding: Develop a brand identity and marketing strategies to promote the brokerage's services and build its reputation.

Partnerships and Alliances: Identify potential partnerships and alliances that can expand the company's network and capabilities.

Orozco Trucking
Dispatcher
August 2018 - May 2019 (10 months)
Elk Grove Village, Illinois, United States

Route Planning: Determine the most efficient routes for truck drivers based on factors like delivery schedules, traffic conditions, and fuel efficiency.

Driver Assignment: Assign available drivers to specific routes and loads, considering driver availability, qualifications, and equipment compatibility.

Communication: Maintain constant communication with drivers to provide updates, instructions, and support throughout their journeys.

Schedule Coordination: Coordinate delivery and pickup schedules, ensuring that shipments are on time and optimizing load capacity.

Problem Solving: Address any unexpected issues or delays, such as traffic, mechanical problems, or inclement weather, to minimize disruptions to delivery schedules.

Safety Compliance: Ensure that drivers comply with safety regulations, including hours-of-service rules and vehicle maintenance requirements.

Customer Service: Act as a point of contact for customers, addressing inquiries, providing updates on delivery status, and resolving issues.

Documentation: Maintain accurate records of shipments, including bills of lading, delivery receipts, and other required paperwork.

Monitoring: Use GPS tracking and other technologies to monitor the real-time location and progress of trucks on their routes.

Emergency Response: Be prepared to assist drivers in case of emergencies or accidents, coordinating with appropriate authorities and support services.

Reporting: Generate reports on key performance metrics, such as on-time deliveries, fuel consumption, and driver performance.

Dispatch Software: Utilize dispatching software and tools to streamline operations and improve efficiency.

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Education

Lutsk National Technical University

Master of Architecture - MArch, Architecture · (September 2013 - June 2016)